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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 9)

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
    ------------------------------------------------------------------------
                             Name of Subject Company

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
    ------------------------------------------------------------------------
              (Translation of Subject Company's name into English)

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
       ------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                           American Depositary Shares
           (each representing the right to receive 7 Class D shares of common stock of Compania Anonima Nacional Telefonos de Venezuela (CANTV),
                     par value Bs.36.90182224915 per share)
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    204421101

    ------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                     Armando Yanes, Chief Financial Officer
            Compania Anonima Nacional Telefonos de Venezuela (CANTV)
                               Avenida Libertador
                      Centro Nacional de Telecomunicaciones
                         Nuevo Edificio Administrativo
                          Piso.1, Apartado Postal 1226
                             Caracas, Venezuela 1010
                         Telephone: (58) 212-500-6800
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 (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing tatement)

                                   Copies to:

             Robert W. Mullen, Jr., Esq. and Lawrence Lederman, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                            New York, New York 10005
                            Telephone: (212) 530-5000
                            Facsimile: (212) 530-5219

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 9 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 originally filed with the SEC on October 2, 2001 and as amended and supplemented prior to the date hereof (the "Schedule 14D-9"), related to the tender offer by AES Comunicaciones de Venezuela, C.A., company organized under the laws of Venezuela, which is jointly owned by The AES Corporation and AES's 87% owned subsidiary, Corporacion EDC, C.A., upon the terms and subject to the conditions set forth in the offer to purchase, dated September 25, 2001, and the related letter of transmittal, pursuant to which Purchaser makes an offer to purchase for $24.00 per ADS, net to each seller in cash, less any withholding taxes and without interest thereon, an aggregate of 28,566,944 ADSs and (b) the offer by Purchaser, AES and CEDC to purchase 199,968,608 Shares validly tendered and not properly withdrawn prior to the expiration of the Venezuelan Offer, each for $3.4285714 in cash payable in U.S. dollars or in Bolivares to tendering holders that elect to be paid in Bolivares. Capitalized terms not defined herein have the meanings assigned to them in the
Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

         Section (b)(2) entitled "Reasons for the Recommendation" is hereby amended and supplemented by adding the following paragraph after the third paragraph on page 6 of the Schedule 14D-9:

         "Comparable Transaction Analysis. The Company reviewed (1) the premiums paid to shareholders in 16 control acquisitions involving 11 different Latin American companies consummated between June 3, 1997 and May 17, 2001 and (2) the premiums offered to shareholders in unsolicited proposals for control of 28 companies, based in countries worldwide, made between October 28, 1996 and August 14, 2001. Each of the acquisitions and offers, other than one $500 million acquisition of a Venezuelan company, involved the payment of or an offer of consideration to shareholders in an aggregate amount exceeding $1 billion. The comparable control transactions of Latin American companies and the related transaction dates included:

   .     Citigroup acquisition of Grupo Financiero Banamex Accival (5/17/2001)
   .     Empresas Polar acquisition of Mavesa (1/22/2001)
   .     AES Corp. acquisition of Gener SA (1/30/2001)
   .     AES Corp. acquisition of Gener SA (11/3/2000)
   .     AES Corp. acquisition of Electricidad de Caracas (4/28/2000)
   .     Telefonica SA acquisition of Telesp Participacoes (1/13/2000)
   .     Telefonica SA acquisition of Telesp Participacoes (1998)
   .     Telefonica SA acquisition of Telefonica del Peru SA (1/13/2000)
   .     Telefonica SA acquisition of Telefonica del Peru SA (1994)
   .     Telefonica SA acquisition of Telefonica de Argentina (1/13/2000)
   .     Telefonica SA acquisition of Telefonica de Argentina (1990)
   .     Telefonica SA acquisition of Telesudeste Celular (1/13/2000)
   .     Endesa SA acquisition of Enersis SA (1/22/1999)
   .     Repsol SA acquisition of YPF SA (4/29/1999)
   .     Repsol SA acquisition of YPF SA (1/21/1999)

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   .     Wal-Mart Stores Inc. acquisition of CIFRA SA de CV (6/3/1997)

The comparable transactions involving unsolicited proposals for control and the related transaction dates included:

   .     ALLTEL Corp. acquisition of CenturyTel Inc. (8/14/2001)
   .     Wesfarmers Ltd. acquisition of Howard Smith Ltd. (6/12/2001)
   . Northrop Grumman Corp. acquisition of Newport News Shipbuilding Inc. (5/8/2001)
   .     Ferroatlantica acquisition of Hidroelectrica del Cantabrico (3/31/2001)
   .     Weyerhaeuser Co. acquisition of Willamette Industries Inc. (11/13/2000)
   .     Rio Tinto Ltd. acquisition of North Ltd. (6/23/2000)
   .     Unilever PLC acquisition of Bestfoods (5/2/2000)
   .     AES Corp. acquisition of CA La Electricidad de Caracas (4/28/2000)
   . MGM Grand Inc. (Tracinda Corp.) acquisition of Mirage Resorts Inc. (2/22/2000)
   . Royal Bank of Scotland Group acquisition of National Westminster Bank PLC (11/29/1999)
   .     Vodafone AirTouch PLC acquisition of Mannesmann AG (11/14/1999)
   .     Pfizer Inc. acquisition of Warner-Lambert Co. (11/4/1999)
   .     Assicurazioni Generali SpA acquisition of INA (9/14/1999)
   .     Phelps Dodge Corp. acquisition of Cyprus Amex Minerals Co. (8/20/1999)
   .     Alcoa Inc. acquisition of Reynolds Metals Co. (8/11/1999)
   .     Total Fina SA acquisition of Elf Acquitaine (7/5/1999)
   .     BNP acquisition of Paribas SA (3/9/1999)
   . Koninklijke Philips Electronic acquisition of VLSI Technology Inc. (2/26/1999)
   .     Ing C Olivetti & Co. SpA acquisition of Telecom Italia SpA (2/20/1999)
   .     Imetal SA (Parfinance) acquisition of English China Clays PLC
         (1/11/1999)
   .     AMP Ltd. acquisition of GIO Australia Holdings Ltd. (8/24/1998)
   .     Nationwide Mutual Insurance Co. acquisition of Allied Group Inc.
         (5/18/1998)
   .     Call-Net Enterprises Inc. acquisition of Fonorola Inc. (4/15/1998)
   .     Great Universal Stores PLC acquisition of Argos PLC (2/3/1998)
   .     LaFarge SA acquisition of Redland PLC (10/13/1997)
   .     Newmont Mining Corp. acquisition of Santa Fe Pacific Gold Corp.
         (12/5/1996)
   .     Henkel KGaA acquisition of Loctite Corp. (10/28/1996)
   . CE Electric UK PLC (CalEnergy) acquisition of Northern Electric PLC (10/28/1996)

          The median and mean premiums paid in the Latin American transactions were 40% and 46%, respectively, based on the target companies' closing share prices one day prior to the transactions' announcement, and 40% and 52%, respectively, based on the target companies' share prices one month prior to the transactions' announcement. The median and mean premiums offered in unsolicited proposals were 36.33% and 44.31%, respectively, based on the target companies' closing share prices one day prior to the offers' announcement, and 40.82% and 43.46%, respectively, based on the target companies' share prices one month prior to the offers' announcement.

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         Section (b)(2) entitled "Reasons for the Recommendation" is hereby amended and supplemented by replacing the third, fourth and fifth sentences of the second paragraph on page 7 of the Schedule 14D-9 with the following sentences:

            AES has also disclosed that it is negotiating a limited recourse credit facility. Such facilities usually have relatively short maturities, which may induce asset sales to provide cash to pay off the facility at maturity, or may explicitly require such sales. Accordingly, the Board feels that AES would be pressured to sell off Telecomunicaciones Movilnet, C.A. ("Movilnet") quickly to extract cash from the Company. Given current market conditions (which include depressed valuations for telecom companies), the Board believes that there is no assurance that AES would be able to obtain the best price for Movilnet even in the event such a sale would be desired.

ITEM 8.  ADDITIONAL INFORMATION

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

         On October 18, a minority shareholder filed an amparo, which resembles an injunction, with the First Administrative Court in Caracas seeking to enjoin the October 24, 2001 shareholder meeting. The shareholder claims harm to the constitutional right to information from alleged discrepancies in information made public about the proposals to be voted on by the shareholders at the October meeting. The Company believes that the shareholder claims for injunctive relief with respect to the shareholder meeting are without merit and intend to contest the actions vigorously.

         On October 19, 2001, the Company issued a press release announcing that the Venezuelan National Security Commission (CNV) has authorized CANTV to proceed with its proposal to repurchase 15% of the Company's outstanding capital stock at a price of U.S. $30.00 per American Depository Share (ADS) (each ADS representing seven Class D shares of the Company's common stock) or approximately $4.29 per Class D share. CANTV expects to launch a tender offer in the United States and a tender offer in Venezuela next week. Additionally, the Company acknowledged that the offer is conditioned on shareholder approval at the October 24, 2001 special shareholder meeting. A copy of the press release is filed as Exhibit (a)(19) to the Schedule 14D-9 and is incorporated herein by reference.



ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit (a)(19) Press release issued by the Company, dated October 22, 2001.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 COMPANIA ANONIMA
                                                 NACIONAL TELEFONOS DE
                                                 VENEZUELA (CANTV)


                                                 By: /S/ GUSTAVO ROOSEN
                                                     ------------------
                                                 Name:  Gustavo Roosen
                                                 Title: President, Chairman and
                                                 Chief Executive Officer


Dated:  October 22, 2001